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                                   EXHIBIT 21

                  SUBSIDIARIES OF CONCORDE GAMING CORPORATI8ON


Concorde Cripple Creek, Inc.

Concorde Cruises, Inc.

Conami, Inc.

Bayfront Ventures, a Florida general partnership, 80% ownership interest

Princesa Partners, a Florida general partnership, 80% ownership interest

Concorde Gaming of Missouri, Inc.

The following subsidiaries were dissolved during fiscal 1998:

Midwest Gaming, Inc.